

03054802

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34710

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03-01-2002 AND ENDING 02-28-2003
MM/DD/YY MM/DD/YY

SEC MAIL PROCESSING SECTION
RECEIVED
APR 28 2003
OPC VA

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Resources, Inc.

OFFICIAL USE ONLY
313
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19457 Olson Avenue
(No. and Street)

Lake Oswego (City) — Oregon (State) — 97034 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Kevin McAuliffe — (503) 638-9685
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gold, Leins & Adoff, CPA's
(Name – *if individual, state last, first, middle name*)

51 Monroe Street, Suite 1900 (Address) — Rockville (City) — MD (State) — 20850 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 07 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

 Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Agnelo G. Gonsalves, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Resources, Inc., as of February 28, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL RESOURCES, INC.
(A Wholly Owned Subsidiary of Capital Resources Group, Inc.)

FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 28, 2003

WITH

INDEPENDENT AUDITORS' REPORT

GOLD, LEINS & ADOFF

CERTIFIED PUBLIC ACCOUNTANTS

CAPITAL RESOURCES, INC.
(A Wholly owned Subsidiary of Capital Resources Group, Inc.)
BALANCE SHEET
February 28, 2003

ASSETS

Current assets:	
Cash	$ 122,769
Securities - long	76,568
Total assets	$ 199,337

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:	
Accrued expenses	$ 1,013
Payable to clearing broker	1,044
Total liabilities	2,057
Stockholder's equity:	
Common stock, par value $1.00 per share 100,000 shares authorized 2,000 shares issued and outstanding	2,000
Contributed capital in excess of par	210,806
Retained earnings (deficit)	(15,526)
Total stockholder's equity	197,280
Total liabilities and stockholder's equity	$ 199,337

See accompanying notes and independent auditors' report.